UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the leasing of the TermoCamaçari plant

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Rio de Janeiro, November 26, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 05/11/2021, informs that, after resuming negotiations with Proquigel Química S.A., a subsidiary of Unigel Participações S.A., for the leasing of the TermoCamaçari Thermal Power Plant (UTE TermoCamaçari), located in the State of Bahia, the negotiation was successfully concluded and the asset lease agreement was signed today, effective until August 2030.

The lease is in line with the company's strategy to improve its capital allocation and provide a favorable environment for new entrants to the gas and power segment.

About UTE TermoCamaçari

UTE TermoCamaçari is a natural gas-fired thermal power plant located in Camaçari, Bahia, with an installed capacity of 120 MW. Before the revocation of the generation concession, which occurred on 03/16/2021, according to ANEEL's Authoritative Resolution number 9,781, the unit operated on demand, based on the decisions of the National Electric System Operator (ONS).

About Unigel

Unigel is one of the largest Brazilian chemical companies, with a leading position in styrenics, acrylics and nitrogen fertilizers in Latin America. The company operates in the fertilizer segment through its subsidiary Proquigel Química S.A. In 2019, the company leased from Petrobras the nitrogen fertilizer plants in Bahia (Fafen-BA) and Sergipe (Fafen-SE).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer